Registration Statement No. 333-217200

Filed Pursuant to Rule 433

March 20, 2020

$BMLP reports a coupon payment of $0.882801 per note. Learn more about the quarterly coupon payment here and the @DorseyWrightDWA difference with $BMLP www.MicroSectors.com/mlp #ETN #MLP

MICRO NASDAQ DORSEY WRIGHT SECTORS Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and this offering. You may obtain these documents free of charge by visiting the SEC's website at www.sec.gov. Alternatively, Bank of Montreal will arrange to send to you these documents if you request by calling our agent toll-free at 1-877-369-5412.